Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 17, 2013

VIA EDGAR

Pamela Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Hillman Companies, Inc. and The Hillman Group, Inc.

Amendment No. 1 to the Registration Statement on Form S-4/A

Filed July 2, 2013

File No: 333-188869

Dear Ms. Long:

On behalf of The Hillman Companies, Inc. (“Hillman Companies”) and The Hillman Group, Inc. (“Hillman Group” and, together with Hillman Companies, the “Company”), we hereby submit in electronic form for filing, in response to oral comments received July 15, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Amendment No. 1 to the Registration Statement on Form S-4/A filed on July 2, 2013 (the “Registration Statement”), an exhibits-only Amendment No. 2 to the Registration Statement, attaching as an exhibit thereto the Fifth Supplemental Indenture, dated as of July 16, 2013, to the Company’s Indenture, dated as of May 28, 2010, by and among Hillman Group, each of the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

In connection with responding to the Staff’s oral comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

Pamela Long, Assistant Director

Division of Corporation Finance

July 17, 2013

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (212) 373-3025 or jkennedy@paulweiss.com.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy, Esq.

cc:	Douglas D. Roberts, Esq.

  General Counsel and Secretary

The Hillman Companies, Inc.

The Hillman Group, Inc.